Exhibit 1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of Class A common stock, par value $0.00001 per share, of Forgent Power Solutions, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 15, 2026

NEOS PARTNERS, LP
By: Neos Partners GP, LLC
Its: General Partner

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

NEOS PARTNERS GP, LLC

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Managing Member

NEOS PARTNERS I GP LLC
By: Neos Partners GP, LLC
Its: Manager

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

/s/ Peter Jonna
Peter Jonna

NEOS PARTNERS I EXPANSION GP LLC
By: Neos Partners I GP LLC, its Manager

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT I LP

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT I GP LLC
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

NEOS PARTNERS I EXPANSION LP
By: Neos Partners I Expansion GP LLC, its General Partner

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT II LP
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT II GP LLC
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT III LP
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT III GP LLC
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

NEOS PARTNERS I LP
By: Neos Partners I GP LLC, its General Partner

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

NEOS PARTNERS I-A LP
By: Neos Partners I GP LLC, its General Partner

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT IV LP
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

FORGENT PARENT IV GP LLC
By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

NEOS PARTNERS I-B LP
By: Neos Partners I GP LLC, its General Partner

By: /s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory